November 3, 2014

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey P. Riedler, Assistant Director

Tabatha McCullom

James Rosenburg

Daniel Greenspan

Scot Foley

Re:	Coherus BioSciences, Inc.
Registration Statement on Form S-1 (Registration No. 333-198936)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-198936) (the “Registration Statement”) of Coherus BioSciences, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on November 5, 2014, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin Potter at (650) 470-4809.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

201 Redwood Shores Parkway, Suite 200, Redwood City, CA 94065 Main: 650.649.3530	Page 1

Thank you for your assistance in this matter.

Very truly yours, COHERUS BIOSCIENCES, INC.
By:	/s/ Dennis M. Lanfear
Dennis M. Lanfear President and Chief Executive Officer

cc:	Alan C. Mendelson, Esq., Latham & Watkins LLP

Benjamin A. Potter, Esq., Latham & Watkins LLP

Alan F. Denenberg, Esq., Davis Polk & Wardwell LLP

Stephen Salmon, Esq., Davis Polk & Wardwell LLP

201 Redwood Shores Parkway, Suite 200, Redwood City, CA 94065 Main: 650.649.3530	Page 2